UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EXPLANATORY NOTE

This Form 6-K for Empresa Distribuidora y Comercializadora Norte S.A. (Edenor S.A.) contains:

(1)       Press release issued by Edenor S.A. on August 11, 2008 entitled “Edenor Announces Second Quarter 2008 Results” and

(2)       Financial statements of Edenor S.A. as of and for the six-month period ended June 30, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: August 11, 2008

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press release issued by Edenor S.A. on August 11, 2008 entitled “Edenor Announces Second Quarter 2008 Results” and
Exhibit 99.2	Financial statements of Edenor S.A. as of and for the six-month period ended June 30, 2008.